Exhibit 1

FOR IMMEDIATE RELEASE	CONTACT: WALTER KREIL Pharmaceutical Formulations, Inc. (732) 985-7100

PHARMACEUTICAL FORMULATIONS, INC. ANNOUNCES INCREASED SALES AND IMPROVED OPERATING RESULTS FOR THE QUARTER AND SIX MONTHS ENDED JUNE 28, 2003

EDISON, NJ, August 12, 2003 -- PHARMACEUTICAL FORMULATIONS, INC. ("PFI" or the "Company") announced today that it had net sales of $33.8 million for the six months ended June 28, 2003, compared to net sales of $26.3 million for the six months ended June 29, 2002, an increase of 28.3%. PFI had a net loss of $915,000 for the six months ended June 28, 2003, compared to a net loss of $1.9 million for the comparable six-month period of the prior year.

For the quarter ended June 28, 2003, PFI had net sales of $17.6 million and a net loss of $367,000, compared to net sales of $13.7 million and a net loss of $655,000 for the comparable quarter of the prior year. This marks the eighth consecutive quarter in which net sales and operating results have improved over the comparable quarter of the prior year. During December 2002, PFI changed its fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31. The quarter ended June 29, 2002 was also a fiscal year-end which included certain favorable year-end tax adjustments.

On May 15, 2003 PFI completed its acquisition of the stock of Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas, a manufacturer and distributor of powdered, dietary natural fiber supplements. The results of operations for Konsyl are included in the consolidated results of operations from May 16, 2003. PFI believes this acquisition provides an opportunity to increase its presence in both the private label and branded pharmaceutical markets. It also affords PFI the opportunity to introduce new products and product line extensions under the “Konsyl®” brand and PFI’s own laxative products. PFI believes that considerable opportunities exist for cost savings through consolidation of the two companies.

PFI’s consolidated gross sales for the six months ended June 28, 2003 were $34.6 million, compared to $26.9 million in the comparable period of the prior year, an increase of 28.8%. Konsyl’s gross sales were $1.3 million for the period from May 16, 2003 to June 28, 2003. In July 2002, PFI began shipments to a major national retailer. This new relationship contributed approximately $3.5 million of gross sales in the current six months and $1.6 million in the current quarter ended June 28, 2003. The balance of the sales increase came from established private label customers. Gross sales for the quarter ended June 28, 2003 were $18.1 million, compared to $13.9 million in the comparable period in the prior year, an increase of 29.9%.

Cost of sales as a percentage of net sales was 84.3% for the six months ended June 28, 2003 as compared to 86.6% in the prior year period. This decrease resulted from the inclusion of Konsyl and the efficiencies gained from increased levels of production. Selling, general and administrative expenses were $3 million and $5.3 million for the three and six months ended June 28, 2003, compared to $2.6 million and $4.8 million in the respective prior year periods. The increases reflect the inclusion of Konsyl and related transition costs, but do not reflect anticipated future cost reductions from the consolidation of PFI and Konsyl.

Interest expense was $898,000 and $1.7 million for the three and six months ended June 28, 2003, compared to $1.1 million and $2.1 million for the comparable prior year periods. The decrease is primarily a result of lower interest rates.

On December 21, 2001, ICC Industries Inc. increased its ownership to 85.6% of the outstanding common shares of PFI. Therefore, the Company has been included in the consolidated tax return of ICC since that date. As a result, PFI has recorded a tax benefit of $334,000 and $630,000 for the three and six months ended June 28, 2003 compared with a benefit of $574,000 and $1,237,000 in the three and six months ended June 29, 2002.

On August 4, 2003, Dr. James C. Ingram was appointed Chairman of the Board and Chief Executive Officer of PFI and Mr. Michael A. Zeher was appointed President and Chief Operating Officer. Dr. Ingram had been the Company's President, Chief Operating Officer and a director of PFI since October 2000. He will remain fully involved in the day-to-day operations of the Company through December 31, 2003, and has indicated his intention to remain as Chairman and Chief Executive Officer until at least March 31, 2006.

Mr. Zeher was President and Chief Executive Officer of Lander Co., Inc., a privately held manufacturer and marketer of personal care products, from 1994-2002. Prior to that, he was Vice President of Sales and Business Development of Johnson & Johnson from 1991-1994 and Director of Sales of Marion Merrell Dow Consumer Products Division from 1989-1991. It is the Company's plan that Mr. Zeher will take over full responsibility for the day-to-day operations of PFI as of January 1, 2004.

ICC Industries Inc. is the holder of approximately 74.5 million shares (about 87%) of the common stock of PFI. As a majority-owned subsidiary of ICC, PFI enjoys the resources associated with ICC's position as a global leader in the manufacturing, marketing and trading of chemical, plastic and pharmaceutical products. Founded as a trading enterprise in 1952, ICC has expanded its line of business to include manufacturing and production facilities in 23 locations throughout the United States, Europe, Israel, Russia, China and Turkey.

This press release may contain forward-looking information and should be read in conjunction with the Company’s Form 10-K and quarterly and periodic reports on Forms 10-Q and 8-K as filed with the Securities and Exchange Commission.

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